UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Lime Energy Co.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)
53261U 205
(CUSIP Number of Class of Securities)
(Underlying Common Stock
Jeffrey R. Mistarz
Chief Financial Officer
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, IL 60007-2410
Telephone: (847) 437-1666
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:

J. Todd Arkebauer Reed Smith LLP 10 S. Wacker Drive Chicago, IL 60606 (312) 207-6453	David Mittelman Reed Smith LLP Two Embarcadero Center, Suite 2000 San Francisco, CA 94111 (415) 659-5943
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 28, 2009 relating to an offer by Lime Energy Co., a Delaware corporation (“Lime”), to exchange options to purchase an aggregate of 636,096 shares of the Lime common stock underlying eligible options.
     The Offer to Exchange filed as Exhibit 99(a)(1)(A) of the Schedule TO is hereby amended as follows:
THE OFFER
     Each of (i) the second sentence under Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects in Section 4. Procedures for Tendering Eligible Options, (ii) the final sentence of the ninth paragraph in Section 5. Change in Election, and (iii) the final sentence of Section 7. Conditions of the Offer, is hereby amended and restated as follows:
“You may challenge our determination of these matters. Only a court of competent jurisdiction may render a final and binding determination.”
     The first bulleted paragraph of Section 7. Conditions of the Offer is hereby amended and restated as follows:
•	“there shall have been instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Offer or otherwise relating in any manner to the Offer;”
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 18, 2009

LIME ENERGY CO.
By:	/s/ Jeffrey R. Mistarz
Chief Financial Officer